NR12-17	July 25, 2012

Cardero Receives Additional Positive Drill Results,
Sheini Hills Iron Project, Ghana

Including Hole 9; 57 metres from surface, grading 45.7% Iron
Hole 13; 122 metres from surface, grading 35.12% Iron

Metallurgical testing in progress

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY) announces receipt of additional drill results from Phase I drilling at the Company’s Sheini Hills Iron Project, Ghana.

Results include the best intersection to date; SCD-009, 0 - 57 metres grading 45.7% iron. This is the first result returned from the northern portion of the drilled area. The thickest iron intersection to date has also been returned from SCD-013, which intersected ironstone from 0 -122 metres, grading 35.12% iron (including 17.4 metres from surface grading 43.55%) .

PHASE I DRILL TESTING

SRK Consulting has been retained to calculate a maiden Resource Estimate, expected to be complete in Q4 2012. Phase I exploration at the Sheini Hills Iron project is targeting two main types of potential iron ore, both being haematite-dominated with negligible magnetite content:

Ironstone Ridges are being tested by approximately 9,000 metres of diamond drilling, of which 8,100 metres has been completed to date. A total of 59 diamond drill holes have been completed to date with results received for the first 14 drill holes.

In Phase I, ironstone ridges are being drilled over a strike length of 9 kilometres north-south and along section lines averaging approximately 600 metres east-west. Aggregate ironstone thickness to date ranges from 23.8 metres to 122.0 metres. Outcropping ironstones over an additional 9 kilometres of strike length have been targeted for future drill-testing.

Surface Ferricrete / Detrital Deposits will be tested by approximately 2,600 metres of reverse circulation drilling, of which 2,000 metres has been completed. No assay results have been received to date.

Drill testing of surface ferricretes will be completed over a mapped surface area of 20 square kilometres. Visual drill results to date indicate an average ferricrete thickness of 9.4 metres from surface. Ferricrete mapping indicates that an additional area of 16 square kilometres can be targeted for future drill testing.

Cardero Resource Corp.	- 2 -	July 25, 2012
NR12-17 – Continued

Figure 1: DRILL SECTION 1007170N

Table 1: DRILL SECTION 1007170N
Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD-001	25	59.6	34.6	39.4
SCD-002	30	66.55	36.6	35
SCD-003	118	141.75	23.8	32.5
SCD-004	104.4	126.4	22	32.4
and	173	206.6	33.6	36.5
SCD-005	54.3	84.7	30.4	29.9
SCD-006	7.6	45.6	38	35.7
SCD-007	0	9.9	9.9	36.2
and	117.1	147.3	30.2	45.6
SCD-008	0	38	38	39.45
SCD-010	0	16.7	16.7	41.2
SCD-011	24.35	58.4	34.05	38.02
Average thickness / hole*			34.7
Weighted average grade*				36.9

* Drill holes SCD-001 to SCD-007 were previously reported (news release NR12-13). All results now received for this drill section. Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 2: DRILL SECTION 1008800N

Cardero Resource Corp.	- 3 -	July 25, 2012
NR12-17 – Continued

Table 2: DRILL SECTION 1008800N
Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD-012	57.7	147.35	89.65	35.1
SCD-013	0	122.3	122.3	35.12
incl.	0	17.4	17.4	43.55
SCD-014	143	200	57	30.7
incl.	155	176.15	21.15	36.6
SCD-015			pending
Average thickness / hole^			42.7
Weighted average grade^				36.5

^ Weighted average thickness and grade is based on included rather than full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness. Results of one drill hole pending.

Figure 3: DRILL SECTION 1013600N

Table 3: DRILL SECTION 1013600N
Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)
SCD-009	0	57	57	45.7
SCD-036			pending
SCD-039			pending
SCD-045			pending
Average thickness / hole**			57
Weighted average grade**				45.7

** Weighted average thickness and grade is based on only one intercept with results of three drill holes pending. Reported drill intercept is based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Cardero Resource Corp.	- 4 -	July 25, 2012
NR12-17 – Continued

Figure 4: DRILL PROGRAM LOCATION MAP

FIGURE 4: Maps showing Sheini Property (left) and the Phase I drill program focused in north-central area (right). The drill program is focusing on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Section lines are shown for figures 1, 2 and 3.

METALLURGICAL TESTING

A sample of in-situ Ironstone has been shipped to SGS Laboratories in the UK and sample preparation has begun, under the supervision of SRK Consulting. The sample was taken from drill hole SCD-012 and the intersection sampled was from 57.7 metres to 147.35 metres. Assays returned 89.65 metres grading 35.1% Fe.

Cardero Resource Corp.	- 5 -	July 25, 2012
NR12-17 – Continued

A second Ironstone sample (SCD-048; 0 to 125.5 metres) has been shipped to Cardero Iron Ore’s metallurgical testing facility in South Carolina for additional testing. This drill hole intersected 125.5 metres of ironstone (apparent thickness) and no assay results have been received to date. A composite sample of Ferricrete has been taken from drill holes SCD-049 (0-10.3m) and SCD-050 (0-16.9m), which were specifically drilled to generate a ferricrete core sample for metallurgical testing. This sample will ship to SGS Laboratories in the coming days.

IRONSTONE RIDGES

Ironstone ridges are composed of two potential ore-types. Higher grade thinly banded ironstones are considered to be primary Rapitan-type ironstones although an epigenetic origin cannot be entirely ruled out. Associated diamictites, sediments of probable glacial origin, are thought to be epigenetic and partially replaced by haematite.

The grade of ironstone intersections returned to date is partially dependent on the relative proportions and thicknesses of two ironstone facies in each drill intersection. Drilling to date indicates a trend towards higher proportions of banded ironstones in the north, which may explain the higher grade intersected in drill hole SCD-009. Structural complexity is also important as it appears to upgrade iron content. The drill program has been targeting structurally complex areas to the north and assay results are anticipated in the coming weeks.

PERIPHERAL FERRICRETES

Detrital iron deposits are found where weathering has eroded bedded iron deposits and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types are found peripheral to the Sheini Hills ironstone ridges.

When rock units break down under the weathering process they are often affected by circulating groundwater under appropriate conditions typically form hard indurated zones such as ferricrete and laterite. At Sheini, drilling to date indicates that the ferricrete layer is averaging approximately 10 metres in thickness from surface.

The quality of the iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

Cardero Resource Corp.	- 6 -	July 25, 2012
NR12-17 – Continued

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control was further assured by the use of international and in-house standards. Blind certified reference material was inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cardero Resource Corp.	- 7 -	July 25, 2012
NR12-17 – Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, the ultimate nature and required expenditures of the work programs under the prospecting licenses; business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.